So.
12/12/02

02053946

SECUR[ITIES AND EXCHANGE CO]MMISSION

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12/11/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51039

RECEIVED DEC 04 2002 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Canterbury Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 W. Washington Blvd.
(No. and Street)

Chicago (City) IL (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco (312) 563-8238
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name — if individual, state last, first, middle name)

303 East Wacker Dr. (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Pagliuco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Securities Corporation, as of September 30, ~~19~~2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

[signature]
Notary Public

"OFFICIAL SEAL"
CHERYL B. FITZPATRICK-SMITH
Notary Public, State of Illinois
My Commission Expires 01/23/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Canterbury Securities Corporation:

We have audited the accompanying statement of financial condition of Canterbury Securities Corporation, a wholly owned subsidiary of Alaron.com Holding Corporation, as of September 30, 2002 and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Securities Corporation as of September 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 22, 2002

Canterbury Securities Corporation

Statement of Financial Condition

September 30, 2002

Assets

Cash	$	7,800
Deferred income tax		3,718
Other assets		3,300
Total assets	$	14,818

Stockholder's Equity

Shareholder's equity:		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding		—
Additional paid in capital		22,036
Accumulated deficit		(7,218)
Total stockholder's equity		14,818
Total liabilities and stockholder's equity	$	14,818

See accompanying notes to financial statements.

Canterbury Securities Corporation

Statement of Operations

For the Year Ended September 30, 2002

Revenues-		—
Expenses-		
Genral and administrative (Note 2)		10,936
Loss before income tax benefit		(10,936)
Income tax benefit		3,718
Net loss	$	(7,218)

See accompanying notes to financial statements.

Canterbury Securities Corporation

Statement of Changes in Stockholder's Equity

For theYear Ended September 30, 2002

		Common stock	Additional paid in capital	Accumulated deficit	Total stockholder's equity
Balance at beginning of year	$	—	30,000	(22,200)	7,800
Adjustment to reflect acquisition					
by Parent (Note 3)		—	(30,000)	22,200	(7,800)
Initial investment by Parent		—	11,100	—	11,100
		—	11,100	—	11,100
Capital contribution by Parent		—	—	—	—
for expenses paid		—	10,936	—	10,936
Net loss		—	—	(7,218)	(7,218)
Balance at end of period	$	—	22,036	(7,218)	14,818

See accompanying notes to financial statements.

Canterbury Securities Corporation

Statement of Cash Flows

For theYear Ended September 30, 2002

Cash flows from operating activities-		
Net loss	$	(7,218)
Adjustment to reconcile net loss to net cash used in operating activites-		
Deferred income tax		(3,718)
Net cash used in operating activites		(10,936)
Cash flows from financing activites-		
Capital contribution by Parent		10,936
Net change in cash		—
Cash at beginning of period		7,800
Cash at end of period	$	7,800

See accompanying notes to financial statements.

CANTERBURY SECURITIES CORPORATION.

Notes to Financial Statements

September 30, 2002

(1) General Information and Summary of Significant Accounting Policies

Canterbury Securities Corporation (the Company is a registered broker-dealer with the Securities and Exchange Commission and is licensed in Illinois. The Company is a wholly owned subsidiary of Alaron.com Holding Corporation (Alaron or the Parent), which purchased all of the outstanding stock of the Company on May 11, 2002. The Company previously engaged in private placement services to small and medium sized businesses. However, the Company had no significant operations prior to being acquired by Alaron.

Cash

Cash represents amounts on deposit with an unaffiliated third-party financial institution.

Other Assets

Other assets consist of common stock warrants, which are carried at cost, which approximates fair market value.

Income Taxes

The Company is included in the consolidated Federal return of the Parent. Income tax expense (benefit) is calculated as if the Company would file a separate return.

Deferred tax assets are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets of a change in tax rates is recognized in income in the period that includes the enacted date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Parent provides the Company with office space, access to and use of its business machines, use of telephone and facsimile lines and hardware, and periodic use of clerical employees. The Company can utilize the clerical employees provided that the business demands of the Company do not interfere with the obligations of such employees to the Parent. In addition, the Parent paid all of the general and administrative expenses of the Company since the date of acquisition. The payment of these expenses, which are reflected in the statement of operations, is also treated as a contribution to capital from the Parent.

(Continued)

(3) Acquisition by parent

The Company is a wholly owned subsidiary of Alaron.com Holding Corporation (Alaron), which purchased all of the outstanding stock of the Company on May 10, 2002. Under the terms of the acquisition agreement, Alaron paid $11,100, which represented the fair value of net assets acquired. The net assets acquired consisted of cash and common stock warrants.

(4) Net Capital

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method. At September 30, 2002, the Company has net capital and required net capital of $7,800 and $5,000, respectively.

(5) Exemption From Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(Continued)

Canterbury Securities Corporation

Schedule of Computation of Net Capital

September 30, 2002

Net capital:		
Stockholder's equity	$	14,818
Deduct:		
Nonallowable assets		7,018
Net Capital		7,800
Required net capital		5,000
Excess net capital	$	2,800
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		0%

Note – The above computation differs from the computation of net capital under Rule 15c3-1 as of September 30, 2002 filed by the Company, in its Form X-17A-5 on October 21, 2002, as follows:

Total assets per statement of financial condition	$	14,818
Audit adjustment		(3,718)
Total assets per Form X-17A-5 statement of financial condition	$	11,100
Total stockholder's equity per statement of financial condition	$	14,818
Audit adjustment		(3,718)
Total stockholder's equity per Form X-17A-5 statement of financial condition	$	11,100

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Board of Directors
Canterbury Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Canterbury Securities Corporation (the Company) for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

KPMG

However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 22, 2002